Exhibit 99.1

Maxar Technologies' DigitalGlobe Announces EnhancedView Contract Option Year

Continues Serving U.S. Government Mission Needs

Also Awarded Contract to Further Integrate With U.S. Government Systems

WESTMINSTER, CO, Sept. 5, 2018 /CNW/ - DigitalGlobe, a Maxar Technologies company (formerly MacDonald, Dettwiler and Associates Ltd.) (NYSE: MAXR; TSX: MAXR), today announced it signed a contract with the U.S. National Reconnaissance Office (NRO) to transition the U.S. National Geospatial-Intelligence Agency (NGA) EnhancedView Service Level Agreement (SLA) for commercial imagery acquisition, effective September 1, 2018. The NRO contract, referred to as EnhancedView Follow-On, includes the two remaining option years of the NGA SLA and exercises the first $300 million option year. DigitalGlobe will continue without interruption its long-standing commitment to deliver the highest resolution, most accurate commercial satellite imagery, enabling U.S. Government users to make decisions with confidence.

The performance-based contract maintains the same terms and conditions and provides the U.S. Government guaranteed tasking of DigitalGlobe's WorldView-1, WorldView-2 and WorldView-3 satellites and access to the company's 100-petabyte imagery library and analytics capabilities. U.S. Government users, including defense and intelligence agencies, civil governments and humanitarian organizations, rely on DigitalGlobe imagery to plan and execute military missions, respond to natural disasters, monitor humanitarian crises around the globe and meet many other geospatial intelligence needs.

DigitalGlobe was awarded an additional new contract to further integrate its imagery production, distribution and operations with U.S. Government systems through a cloud-based infrastructure. The additional federal funding for further integration will allow for closer interoperability between the U.S. Government and DigitalGlobe's current and future ground and space architectures.

"With this new chapter, we build on our strong relationship of almost two decades serving the U.S. Government," said Dan Jablonsky, DigitalGlobe President. "DigitalGlobe has exceeded the success criteria of its EnhancedView contract for six consecutive years, demonstrating an unwavering commitment to the U.S. Government mission. Our hard-working team members are honored to serve as a trusted partner to the defense and intelligence community and civilian agencies as they protect our nation and build a better world."

About DigitalGlobe

DigitalGlobe is the global leader in commercial high-resolution satellite imagery used by decision makers to better understand our changing planet in order to save lives, resources and time. Sourced from the world's leading constellation, our imagery solutions deliver unmatched coverage and capacity to meet our customers' most demanding mission requirements. Each day customers in defense and intelligence, public safety, civil agencies, map making and analysis, environmental monitoring, oil and gas exploration, infrastructure management, navigation technology, and providers of location-based services depend on DigitalGlobe data, information, technology and expertise to gain actionable insight. DigitalGlobe is a Maxar Technologies company (NYSE: MAXR; TSX: MAXR). For more information visit www.DigitalGlobe.com.

About Maxar Technologies

As a global leader of advanced space technology solutions, Maxar Technologies (formerly MacDonald, Dettwiler and Associates) is at the nexus of the new space economy, developing and sustaining the infrastructure and delivering the information, services, systems that unlock the promise of space for commercial and government markets. As a trusted partner, Maxar Technologies provides vertically integrated capabilities and expertise including satellites, Earth imagery, robotics, geospatial data and analytics to help customers anticipate and address their most complex mission-critical challenges with confidence. With more than 6,500 employees in over 30 global locations, the Maxar Technologies portfolio of commercial space brands includes MDA, SSL, DigitalGlobe and Radiant Solutions. Every day, billions of people rely on Maxar to communicate, share information and data, and deliver insights that Build a Better World. Maxar trades on the Toronto Stock Exchange and New York Stock Exchange as MAXR. For more information, visit www.maxar.com.

Forward-Looking Statements

Certain statements and other information included in this release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") under applicable securities laws. Statements including words such as "may", "will", "could", "should", "would", "plan", "potential", "intend", "anticipate", "believe", "estimate" or "expect" and other words, terms and phrases of similar meaning are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties, as well as other statements referring to or including forward-looking information included in this release.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this release. As a result, although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The risks that could cause actual results to differ materially from current expectations include, but are not limited to, the risk factors and other disclosures about the Company and its business included in the Company's continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities, which are available online under the Company's SEDAR profile at www.sedar.com, under the Company's EDGAR profile at www.sec.gov or on the Company's website at www.maxar.com.

The forward-looking statements contained in this release are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this release or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this release as a result of new information or future events, except as may be required under applicable securities legislation.

Investor Relations Contact
Jason Gursky
Maxar Technologies
1-303-684-2207
jason.gursky@maxar.com

Media Contact
Kristin Carringer
DigitalGlobe
1-303-684-4352
kristin.carringer@digitalglobe.com

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SOURCE Maxar Technologies Ltd.

View original content: http://www.newswire.ca/en/releases/archive/September2018/05/c6456.html

%CIK: 0001121142

CO: Maxar Technologies Ltd.

CNW 21:03e 05-SEP-18